                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.       )*
                                            ------

                             Hambrecht & Quist Group
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   406545 10 3
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                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2-95)
                                Page 1 of 7 Pages
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CUSIP No. 406545103
Page 2 of 7 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hambrecht 1980 Revocable Trust
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  / /
     (b)  /X/
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                         5    SOLE VOTING POWER

      NUMBER OF               -0-
       SHARES            -------------------------------------------------------
    BENEFICIALLY         6    SHARED VOTING POWER
      OWNED BY                2,865,856
        EACH             -------------------------------------------------------
      REPORTING          7    SOLE DISPOSITIVE POWER
     PERSON WITH
                              -0-
                         -------------------------------------------------------
                         8    SHARED DISPOSITIVE POWER

                              2,865,856
-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,865,856
-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     12.3%
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     OO
-------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT
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CUSIP No. 406545103
Page 3 of 7 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     William R. Hambrecht
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  / /
     (b)  /X/
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                         5    SOLE VOTING POWER

      NUMBER OF               6,400
       SHARES            -------------------------------------------------------
    BENEFICIALLY         6    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                2,887,246
        EACH             -------------------------------------------------------
      REPORTING          7    SOLE DISPOSITIVE POWER
     PERSON WITH
                              6,400
                         -------------------------------------------------------
                         8    SHARED DISPOSITIVE POWER

                              2,887,246
-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,893,646
-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     12.4%
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT

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CUSIP No 406545103
Page 4 of 7 Pages


ITEM 1.

     (a)  NAME OF ISSUER:

     Hambrecht & Quist Group

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     One Bush Street
     San Francisco, CA  94104

ITEM 2.

     (a)  NAME OF PERSON FILING:

     Reference is made to item 1 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

     (b)  ADDRESS OF PRINCIPAL OFFICE:

     The address of each reporting person is:

     c/o Hambrecht & Quist LLC
     One Bush Street
     San Francisco, CA  94104.

     (c)  CITIZENSHIP:

     Reference is made to item 4 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

     (d)  TITLE OF CLASS OF SECURITIES:

     Common Stock, par value $0.01 per share

     (e)  CUSIP NUMBER:

     406545103

ITEM 3.   TYPE OF REPORTING PERSON:

          Inapplicable

ITEM 4.   OWNERSHIP:

     Reference is made to items 5-9 and 11 of each of the cover pages of this Schedule, which Items are incorporated by reference herein. At December 31, 1996, 2,859,456 shares of Common Stock were held directly by the Hambrecht 1980 Revocable Trust (the "Trust"), of which William R. Hambrecht is the trustee. In addition, at December 31, 1996, a total of 6,400 shares were held directly by Mr. Hambrecht and a total of 27,790 shares of Common Stock were held indirectly by Mr. Hambrecht in the Hambrecht & Quist Group Savings and Employee Stock Ownership Plan and and in a trust created for the benefit of current and former employees of the Issuer relating to the transfer of the Issuer's interest in Hambrecht & Quist, L.P., a California limited partnership.

     Because voting and investment decisions concerning the Trust may be made by Mr. Hambrecht as trustee, each of the reporting persons may be deemed a member of a group that shares voting and dispositive power over the securities held by the Trust. The filing of this Schedule shall not be construed

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CUSIP No 406545103
Page 5 of 7 Pages


as an admission by any reporting person that it is the beneficial owner of any securities other than those directly held by such reporting person.


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Inapplicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Inapplicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Inapplicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Inapplicable

ITEM 9.   NOTICE OF DISSOLUTION OF THE GROUP:

          Inapplicable

ITEM 10.  CERTIFICATION:

          Inapplicable

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: February 12, 1997


HAMBRECHT 1980 REVOCABLE TRUST


By:      /s/ William R. Hambrecht
    ---------------------------------
     William R. Hambrecht, Trustee



/s/ William R. Hambrecht
-------------------------------------
William R. Hambrecht
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CUSIP No 406545103
Page 6 of 7 Pages


                                  EXHIBIT INDEX
                                  -------------

Exhibit No.              Description                   Page No.
-----------              -----------                   --------

     A                   Joint Filing Undertaking      7
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CUSIP No 406545103
Page 7 of 7 Pages


                                    Exhibit A

                            JOINT FILING UNDERTAKING


     The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to the Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated:    February 12, 1997


HAMBRECHT 1980 REVOCABLE TRUST


By:      /s/ William R. Hambrecht
    ---------------------------------
     William R. Hambrecht, Trustee



/s/ William R. Hambrecht
-------------------------------------
William R. Hambrecht